February 27, 2008

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	Asbury Automotive Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 8, 2007
Form 10-K/A for Fiscal Year Ended December 31, 2006
Filed March 12, 2007
Form 10-Q for Fiscal Quarter Ended September 30, 2007
Filed November 7, 2007
File No. 001-31262

Dear Mr. Owings:

We have reviewed the comments in your letter dated February 21, 2008 (referred to as the “Comment Letter”) regarding Asbury Automotive Group, Inc.’s Annual Report on Forms 10-K and 10-K/A for the year ended December 31, 2006 (collectively referred to as our “Annual Report”), and our quarterly filings on Form 10-Q. Our responses are set forth below. For your convenience, we have included the text of your comments in bold prior to our related responses.

Form 10-K for the fiscal year ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Reconciliation of Non-GAAP Financial Information, page 65

1.	We reviewed your response to comment six in our letter dated December 27, 2007 and the proposed revisions to your disclosure. Please further revise your disclosure to explain how management uses each of the measures to conduct or evaluate the business.

We respectfully advise the Staff that we will further revise our future disclosures to explain how management uses each measure to conduct and evaluate the business. We do not budget for these items, they are not included in our guidance and they are not included in third party estimates of our performance. In addition, we exclude them from our future forecasts, and we use the adjusted measures to compare our results to prior year results and to forecasts.

An example of our revised disclosure, we have included the non-GAAP presentation of cash provided by operating activities, as adjusted below:

Floor plan borrowings are required by all vehicle manufacturers for the purchase of new vehicles, and all floor plan providers require amounts borrowed for the purchase of a vehicle to be repaid immediately after that vehicle is sold. As a result, we believe that it is important to understand the relationship between the cash flows of all of our floor plan notes payable and inventory in order to understand our working capital and operating cash flow and to be able to compare our operating cash flow to that of our competitors (i.e., if our competitors have a different mix of manufacturer affiliated and non-manufacturer affiliated floor plan as compared to us). In addition, we include all floor plan borrowings and repayments in our operating cash flow forecasts. As a result, we use adjusted cash flow from operating activities to compare our results to forecasts. We believe that by splitting the cash flows of floor plan notes payable between operating activities and financing activities while all inventory activity is included in operating activities results in significantly different operating cash flow than when all the cash flows of floor plan notes payable are classified together in operating activities.

The non-GAAP measure “cash provided by operating activities, as adjusted” has material limitations. Cash provided by operating activities, as adjusted includes borrowings and repayments of floor plan notes payable to lenders not affiliated with the manufacturer of the related vehicle and conversely cash (used in) provided by financing activities, as adjusted, excludes borrowings and repayments of floor plan notes payable to lenders not affiliated with the manufacturer of the related vehicle. In addition, the non-GAAP measure cash provided by operating activities, as adjusted may not be comparable to similarly titled measures of other companies. In order to compensate for these limitations we also review the related GAAP measures.

Cash (used in) provided by financing activities, as adjusted, is not presented as a measure of our performance, financial position or cash flows. We present this figure solely to show the source of the amount stated as “Floor plan notes payable – non-manufacturer affiliated” in our reconciliation of adjusted cash provided by (used in) operating activities.

Consolidated Balance Sheets, page 72

2.	We reviewed your response to comment 18 in our letter dated December 27, 2007. It appears the previously issued statements of financial position presented for comparative purposes should be reclassified to reflect the application of paragraph 46 of SFAS 144 for reporting disposal groups classified as held for sale. Refer to the last sentence in paragraph 49 of SFAS 144. Please tell us why the referenced paragraph does not apply to your circumstances or revise future filings as appropriate.

We respectfully advise the Staff that we believe that paragraph 49 relates to the transition period for the adoption of SFAS 144 and that if we had previously netted liabilities held for sale with assets held for sale in the statement of financial position presented for comparative purposes (as was allowed under APB 30) that this paragraph would have required us to separate those components. We respectfully believe that prior period reclassification is not required by paragraph 46 or any other paragraph within SFAS 144. As stated in our original response, we view assets and liabilities held for sale as of the related balance sheet date.

Form 10-Q for Fiscal Quarter Ended September 30, 2007

Note 7. Long-Term Debt, page 10

3.	We reviewed your response to comment 36 in our letter dated December 27, 2007. We recognize that the convertible note hedge is a net purchase option; however, according to the terms of the agreements filed as Exhibits 10.2 and 10.3 to Form 10-Q for the fiscal quarter ended March 31, 2007, it appears that a certain number of options shall automatically exercise on the conversion dates. As such, despite the fact that the convertible note hedge represents a net purchase option, it appears that you may have an obligation to repurchase your equity shares in certain circumstances. Please explain to us how you considered this feature in determining the applicability of paragraph 11 of SFAS 150. Additionally, tell us how the notice provision in the agreement impacted your conclusion.

We respectfully advise the Staff that the convertible note hedge agreements do not require us to pay cash for any conversion. If a conversion of the convertible notes would take place the convertible note hedge agreements require the counterparties to deliver us shares of our common stock. The documents do not require us to exchange any future consideration (such as cash) for those shares. As a result, we respectfully believe that paragraph 11 of SFAS 150 does not apply. In that regard, we also believe that the notice provisions in the agreements do not affect this conclusion.

For further clarification, the automatic conversion feature and notice provisions of the bond hedges work as follows: When a holder of the convertible notes tenders a note for conversion, we would notify the counterparties in writing. This notice would require the counterparties to deliver to us shares of our common stock under the terms as described in the indenture and hedge documents; however, as stated above, we are not required to exchange cash or other consideration for these shares.

In connection with our above response, Asbury Automotive Group, Inc. acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the filings referenced in the Comment Letter; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please address any questions you may have to me at (212) 885-2521 or via facsimile at (212) 297-2651.

Respectfully,

/s/ J. Gordon Smith

J. Gordon Smith Senior Vice President and Chief Financial Officer

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